[CNS Letterhead]

September 27, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561
Attention:  John Reynolds, Assistant Director

Re:	CNS Response, Inc. (the “Company”) Amendment No. 2 to Form S-1 (“Amendment No. 2”) Filed September 1, 2010 File No. 333-164613

Dear Mr. Reynolds:

As requested by Mr. Jay Williamson during a telephone conversation on September 20, 2010 with Jonathan Friedman of Stubbs Alderton & Markiles, LLP, the Company is hereby providing additional information regarding the security interest granted to SAIL Venture Partners L.P. (“SAIL”) in connection with its issuance of unconditional guaranties to investors that purchased unsecured promissory notes from the Company on July 5, 2010 and August 20, 2010.  The Company agrees to replace the existing paragraphs relating to the SAIL guaranties and security interest on pages 25, 44 and 95 of Amendment No. 2, with the following paragraph in the final prospectus, to be filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, following effectiveness of the related registration statement:

SAIL Venture Partners L.P. (“SAIL”), of which our director David Jones is a managing partner, issued unconditional guaranties to each of these investors, guaranteeing the prompt and complete payment when due of all principal, interest and other amounts under each Deerwood Note. The obligations under each guaranty are independent of our obligations under the Deerwood Notes and separate actions may be brought against the guarantor. We have agreed to indemnify SAIL and grant to SAIL a security interest in and to all of our existing and future right, title and interest in our tangible and intangible property, to secure our obligation to provide indemnity.  The final form of indemnification agreement and accompanying security agreement have not yet been agreed upon. In addition, on August 20, 2010, we granted SAIL warrants to purchase up to an aggregate of 100,000 shares of common stock at an exercise price (subject to customary anti-dilution adjustments) of $0.56 per share.

September 27, 2010

In addition, the Company agrees to add corresponding disclosure about the security interest to the paragraphs appearing on pages 92 and F-43 of Amendment No. 2.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (949) 420-4400 or Jeffrey Baumel or Roland Chase at our outside counsel, Sonnenschein Nath & Rosenthal LLP, at (973) 912-7100.

Very truly yours,

/s/ Paul Buck
Paul Buck
Chief Financial Officer

Cc:	George Carpenter Jeffrey Baumel Roland Chase